

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2025

Hadley Marshall
Chief Financial Officer
Brookfield Asset Management Ltd.
Brookfield Place 250 Vesey Street, 15th Floor
New York, NY 10281-0221

      Re: Brookfield Asset Management Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-41563

Dear Hadley Marshall:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Finance

cc: Kathy Sarpash